MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

January 5, 2017
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: MAG Silver Corp., File No. 001-33574
     Comments on Form 40-F for the Year Ended December 31, 2015 and our response dated December 6, 2016

Dear Mr. Decker:

We are in receipt of your follow up letter dated December 20, 2016.  As discussed with Mr. Raj Rajan of your offices, we are drafting our response at this time, but require some additional time to prepare, review and submit.  We respectfully request your permission to submit our response to you on or before January 17, 2017.
Thank you very much.
Yours truly,
"Larry Taddei"

Larry Taddei
 Chief Financial Officer
MAG SILVER CORP.